UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UPLAND SOFTWARE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91544A109

(CUSIP Number)

David Chung

Ulysses Aggregator, LP

c/o HGGC, LLC

1950 University Avenue, Suite 350

Palo Alto, CA 94303

Tel: (650) 321-4910

with a copy to:

David B. Feirstein, P.C.
Marshall P. Shaffer, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Tel: (212) 446-4800

Jennifer Wu

Bryan D Flannery
Kirkland & Ellis LLP

401 Congress Avenue

Austin, TX 78701

(512) 678-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91544A109

1	NAMES OF REPORTING PERSONS Ulysses Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,982,493(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,982,493(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,982,493(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.20%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The Reported Securities represent 6,982,493 shares of Common Stock issuable upon conversion of 122,194 shares of Series A Preferred Stock.

(2)	Percentage calculation is based on 31,389,287 shares of Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023, as increased to include the 6,982,493 shares of Common Stock issuable upon conversion of the 122,194 shares of Series A Preferred Stock.

CUSIP No. 91544A109

1	NAMES OF REPORTING PERSONS HGGC Fund IV GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,234,220(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,234,220(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,234,220(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.85%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The Reported Securities include (i) 6,982,493 shares of Common Stock issuable upon conversion of 122,194 shares of Series A Preferred Stock and (ii) 251,727 shares of Common Stock.

(2)	Percentage calculation is based on 31,389,287 shares of Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023, as increased to include the 6,982,493 shares of Common Stock issuable upon conversion of the 122,194 shares of Series A Preferred Stock.

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons on August 25, 2022 (the “Original Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Upland Software, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 401 Congress Avenue, Suite 1850, Austin, Texas 78701.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Statement. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Statement.

Item 2. Identity and Background

Item 2(a), (b) and (c) of the Original Statement is hereby amended and restated as follows:

(a)-(c) This statement is filed on behalf of: (i) Ulysses Aggregator, LP, a Delaware limited partnership (“Aggregator LP”) and (ii) HGGC Fund IV GP, Ltd., a Cayman Islands exempted company (“Fund IV GP Ltd.”), hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

The address of the principal business office of each of the Reporting Persons is c/o HGGC, LLC, 1950 University Avenue, Suite 350, Palo Alto, CA 94303. The principal business of Aggregator LP is investing in securities. The principal business of Fund IV GP Ltd. is performing the functions of, and serving as, the ultimate general partner of Aggregator LP and as the sole member of Ulysses Aggregator GP, LLC (“Aggregator GP”). In addition, Fund IV GP Ltd.’s investment committee exercises sole voting and investment discretion over the reported securities. HGGC Holdings, LLC, a Cayman Islands limited liability company (“Holdings”), is the sole shareholder and director of Fund IV GP Ltd. Richard F. Lawson, Jr., J. Steven Young, David H.S. Chung, Steven A. Leistner, William H. Conrad, Jr. and Neil H. White are members of Holdings (collectively, the “Holdings Members”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Statement is hereby amended and supplemented with the following:

As of December 15, 2023, the Liquidation Preference of the Series A Preferred Stock was approximately $122.2 million.

Item 5. Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Original Statement is hereby amended and restated as follows:

(a) and (b) The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. Calculations of the percentage of the shares of Common Stock beneficially owned is based on the 31,389,287 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023, as increased to include the 6,982,493 shares of Common Stock issuable upon conversion of the 122,194 shares of Series A Preferred Stock

As of December 15, 2023, Aggregator LP directly holds 122,194 shares of Series A Preferred Stock (after giving effect to the accrual of dividends in kind paid thereunder as of December 15, 2023), which is currently convertible into 6,982,493 shares of Common Stock, based upon a conversion price equal to $17.50 per share, and Bloom Acquisitions 1, LP, a Delaware limited partnership and an affiliate of Aggregator LP, directly holds, in the aggregate, 251,727 shares of Common Stock.

Aggregator GP exercises sole voting and investment discretion over the reported securities. Holdings is the sole shareholder and director of Fund IV GP Ltd., the sole member of Aggregator GP, and therefore Holdings and the Holdings Members may be deemed to beneficially own the reported securities but disclaim such beneficial ownership. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the foregoing or the Reporting Persons are the beneficial owners of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as set forth in this Item 5 of this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2023

ULYSSES AGGREGATOR, LP

By: ULYSSES AGGREGATOR GP, LLC, its General Partner

By:	/s/ David Chung
Name:	David Chung
Title:	President

HGGC FUND IV GP, Ltd.

By:	/s/ Kurt A. Krieger
Name:	Kurt A. Krieger
Title:	Secretary